American Defense Systems, Inc.

230 Duffy Ave.

Hicksville, NY 11801

July 28, 2009

VIA EDGAR

Ms. Amanda Ravitz, Esq.

Branch Chief - Legal

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Mail Stop 3561

Re:	American Defense Systems, Inc.
Request for Withdrawal of Registration Statement on Form S-3
Filed June 17, 2009
File No. 333-160034

Dear Ms. Ravitz:

American Defense Systems, Inc., a Delaware corporation (the “Company”), hereby respectfully requests immediate withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-160034) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2009, together with all exhibits thereto.

By letter dated July 15, 2009, the Commission’s staff has advised the Company to withdraw the current filing of the Registration Statement and refile on a form for which the Company is eligible. We intend to file a registration statement on Form S-1.

If you have any questions regarding this request for withdrawal, please contact the undersigned at (516) 390-5300.

Very truly yours,

American Defense Systems, Inc.

By:	/s/ Gary Sidorsky
Gary Sidorsky
Chief Financial Officer